January 30, 2012

VIA EDGAR AND E-MAIL

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kinder Morgan, Inc.

Registration Statement on Form S-4 (File No. 333-177895)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kinder Morgan, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-177895) filed by the Registrant on November 10, 2011, as amended by Amendment No. 1 filed on December 14, 2011 and Amendment No. 2 filed on January 3, 2012, be accelerated by the Securities and Exchange Commission (the “Commission”) to January 30, 2012 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

1. Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Thomas A. Roberts, Esq. of Weil, Gotshal & Manges LLP at (212) 310-8479 and that such effectiveness be confirmed in writing.

Very truly yours,

Kinder Morgan, Inc.

By:	/s/ Joseph Listengart
Name:	Joseph Listengart, Esq.
Title:	Vice President, General Counsel and Secretary
cc:	Thomas A. Roberts, Esq.

Weil, Gotshal & Manges LLP

R. Jay Tabor, Esq.

Weil, Gotshal & Manges LLP

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

Gary W. Orloff, Esq.

Bracewell & Giuliani LLP